

April 23, 2015

<u>Via E-mail</u>
Mr. Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890

> **Re:** **Selective Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2015**
> **File No. 1-33067**

Dear Mr. Thatcher:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>
<u>Notes to Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>
<u>(e) Fair Value of Financial Instruments, page 90</u>

1. Refer to your disclosure of fixed income securities herein and in Notes 5 and 7. It is unclear to us why further disaggregation of your fixed income securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of securities that you present. In this regard, tell us your basis for the disaggregation of fixed income securities in the table on page 75 under "Credit Risk."

2. Refer to your discussion of valuation techniques used to fair value your fixed income securities on page 91. Please provide us, for each "class" (see comment 1 above) of Level 2 and Level 3 fixed income securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

(j) Deferred Policy Acquisition Costs, page 92

3. You disclose that premium deficiency testing is required to be performed at the level an entity acquires, services and measures the profitability of its insurance contracts. In your December 15, 2009 response to comment 2 you indicated that none of the roles in your servicing of contracts were delineated by lines of business. Given the historical combined ratios of your workers compensation line of business being greater than 100% as disclosed on page 55, that your workers compensation claims handling is centralized in Charlotte, North Carolina and the existence of your workers compensation strategic case management unit as disclosed on page 13, please explain to us how your workers compensation contract servicing is not different from other lines in your Standard Commercial Lines segment.

Note 19. Litigation, page 136

4. You disclose that from time to time you are involved in legal actions (such as putative class actions and other individual actions in which extra-contractual damages, punitive damages, or penalties are sought) that could have a material adverse effect on your consolidated results of operations or cash flows for a particular quarterly or annual period. It is unclear from this disclosure whether any such legal actions currently exist under which it is at least reasonably possible that a loss has been incurred. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether any such legal actions are underway. To the extent there are, please disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please see ASC 450-20-50-1 through 50-4.

Definitive Proxy Statement on Schedule 14A
Employment Agreements and Potential Payments Upon Termination or Change in Control, page 51

5. We note your disclosure that you have entered into an employment agreement with your Executive Vice President & Chief Actuary, Mr. Zaleski, but this agreement has not been filed as an exhibit to your annual report nor has it been incorporated by reference from another filing. Please file this agreement as an exhibit to your next quarterly report on Form 10-Q and incorporate it by reference to your 2016 annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on the other comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant